July 30, 2025

Benjamin Piggott
Chief Financial Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Registration Statement on Form S-1
           Filed July 16, 2025
           File No. 333-288692
Dear Benjamin Piggott:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 16, 2025
Cover Page

1. We note that you are seeking to register the primary offering of 300,000,000 shares of common stock to be issued and sold pursuant to the equity purchase facility agreement by and between the company and an unrelated third party accredited investor. We note also your disclosure on page 4 and in Exhibits 10.63 and 10.64 that contemplates the resale of securities by the investor. In this regard, it is unclear why you are not seeking to register the resale of the shares of common stock on behalf of the equity line investor. Please either (1) explain why the primary issuance of these securities is appropriate, consistent with SAS C&DI 134.03 or (2) revise to register the resale of such securities and provide the disclosure described in SAS C&DI
       139.13.
 July 30, 2025
Page 2
Risk Factors, page 10

2. Please expand the disclosure in this section to highlight the risks related to reverse stock splits. In this regard, we note the disclosure on page 32 of your DEF14A filed on July 10, 2025 about the risks of the proposed reverse splits and the disclosure in your Form 8-K filed on July 23, 2025 that shareholders approved the reverse stock split proposal.
3. We note your disclosure about the equity purchase facility agreement in the second and third paragraphs on page 23. Please revise to expand your disclosure in risk factors to address:
           the risks associated with the investor paying less than the prevailing market price for your common stock;
           that the ownership interest of current shareholders may be diluted by you selling shares to the investor pursuant to the equity purchase facility agreement;
           that the sale of 300 million shares registered under the equity purchase facility agreement could decrease the market price of your common stock; and that you may not have access to full amount of $500 million available under the
           equity purchase facility agreement.
Sales of a substantial number of shares of our securities, page 24

4. Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to depress your stock price given the number of shares you are registering for resale. Acknowledge in the risk factor on page 24 about the minimum bid price requirement that depression of your stock price will make it more difficult to maintain compliance with the minimum bid price requirement, increasing the risk that your listing may not be sustained.
ECD's Nasdaq Listing, page 78

5. Please update the disclosure in this section. In this regard, we note the disclosure in your DEF14A filed on July 10, 2025 about the reverse stock split proposal to regain compliance and the disclosure in your Form 8-K filed on July 23, 2025 that the proposal was approved.
Exhibits

6. Please file the executed equity purchase facility agreement as an exhibit to the registration statement. In this regard, ensure that the name of the "Investor" is included in the first sentence of the agreement. Also, we note that Schedules 4.02,
       4.06, 4.11, 4.13, 4.19, 4.20 and 4.33 are missing from the agreement filed as Exhibit
       10.63. Please ensure that these schedules are included in the agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 July 30, 2025
Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Mitchell Nussbaum